                                                                    Exhibit 99.2


                                             March 2, 2001
                                             P 081e
                                             Michael Grabicki
                                             Tel. +49 (621)60-99938
                                             Fax +49 (621)60-20129
                                             E-Mail: michael.grabicki@basf-ag.de

SALE OF BASF'S PHARMACEUTICAL BUSINESS TO ABBOTT COMPLETED

-    BASF FOCUSSING ON THE STRENGTHS IN ITS PORTFOLIO

-    EXCELLENT COOPERATION BETWEEN BASF AND ABBOTT

BASF, Ludwigshafen, Germany, today, March 2, 2001, completed the sale of its pharmaceutical business for $6.9 billion to Abbott Laboratories, Abbott Park, Illinois following full regulatory approval. The sale will enable BASF to concentrate better on the strengths in its portfolio and achieve further profitable growth.

Eggert Voscherau, a member of BASF's Board of Executive Directors, said: "The timing of the transaction has been ideal for all parties. The excellent cooperation with Abbott is a sign off how well BASF Pharma fits into its new business setting."

BASF is a transnational chemical company that aims to increase and sustain its corporate value through growth and innovation. The company's product range includes high-value chemicals, plastics, colorants and pigments, dispersions, automotive and industrial coatings, agricultural products and fine chemicals as well as crude oil and natural gas. BASF's approach to integration, known in German as "Verbund," is one of its particular strengths, ensuring cost leadership and a unique competitive advantage. With sales in 1999 of E 29.5 billion (about $29.5 billion) and a workforce of 105,000 employees, BASF is one of the world's leading chemical companies. BASF acts in accordance with the principles of Sustainable Development. The company's Internet address is www.basf.com.

Page 2                                                                   P 081 e


FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking statements contained in this release.



THE CONTACTS FOR MEDIA QUESTIONS AT BASF PHARMA/KNOLL ARE:

Gunter Storz (Europe,          Friederike Kanne                 Linda Mayer (Americas)
Asia, Africa)                  (Europe, Asia, Africa)
Phone:    +49-621-589-1536     Phone:     +49-621-589-1428      Phone:   +1-973-426-57 59
Fax:      +49-621-589-1562     Fax:       +49-621-589-1562      Fax:     +1-973-426-54 29



THE CONTACTS FOR MEDIA QUESTIONS AT ABBOTT LABORATORIES ARE:

Christy Beckmann, U.S.                  Laureen Cassidy, outside U.S:
Phone:         +1-847-938-9725          Phone:   +1-847-938-7743.
Fax:           +1-847-937-9555